May 11, 2017

Mr. Keith A. Gregory

Senior Counsel

Disclosure Review Office

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-0506

Re:	Massachusetts Mutual Life Insurance Company

Massachusetts Mutual Variable Life Separate Account I

Initial Registration Statement on Form N-6

File Nos. 333-215823 and 811-08075

Dear Mr. Gregory:

I am in receipt of the staff’s comment letter dated March 31, 2017 regarding the above-referenced filing.

Page numbers refer to the blackline copy of the prospectus and SAI filed as “Correspondence” with the Pre-Effective Amendment No. 1 filing for File No. 333-215823 filed on May 11, 2017.

My responses to the staff’s comments are as follows:

General

1.	Please note that all missing information, including the financial statements and all exhibits, should be filed in a pre-effective amendment to the registration statement.

Response to Comment No. 1: We will include in a pre-effective amendment filing all missing information, including financial statements, exhibits, and other required information.

2.	Please confirm supplementally that the contract name on the front cover page of the prospectus is and will continue to be the same as that associated with the EDGAR class identifiers.

Response to Comment No. 2: We confirm that the contract name on the front cover page of the prospectus is and will continue to be the same as that associated with the EDGAR class identifiers.

3.	Please clarify supplementally whether there are any types of guarantees or support

Keith A. Gregory

Senior Counsel

U.S. Securities and Exchange Commission

May 11, 2017

agreements with third parties to support any of the benefits and/or features of the contract or whether the company will be solely responsible for all benefits and features associated with the contract.

Response to Comment No. 3: MassMutual does not have any types of guarantees or support agreements with third parties to support any of the benefits or features under this policy. MassMutual will be solely responsible for any benefits or features associated with the policy.

4.	Please update financial information throughout the registration statement from December 31, 2015 to December 31, 2016, where appropriate (e.g., Annual Fund Operating Expenses).

Response to Comment No. 4: We have updated the financial information throughout the registration statement from December 31, 2015 to December 31, 2016.

Prospectus

Cover Page

5.	In the fourth paragraph, please clarify the meaning of the sentence that indicates that “Certain non-material provisions of your policy may be different than the general description in the prospectus.”

Response to Comment No. 5: We have deleted this sentence.

Summary of Benefits and Risks (pp. 5-6)

6.	Material state law variations should be described in the prospectus. Please note that this includes when certain features or riders are not available in certain states, and the prospectus should specifically identify those states or by cross-reference to an appendix to the prospectus that describes the state variations.

In the “Right to Return the Policy” section, please indicate if there are material state-specific variations and where the disclosure discussing those variations in greater detail may be found in the prospectus (e.g., disclosure regarding state variations on the free-look period disclosed on page 13 and the BMA on page 38).

Response to Comment No. 6:

We have identified the following material state variations in the prospectus:

Keith A. Gregory

Senior Counsel

U.S. Securities and Exchange Commission

May 11, 2017

●	Page 1 – The policy is not currently available for sale in New York.

●	Page 5 - We have updated the “Right to Return the Policy” section to state that the right to return period is 10 days in all states except for North Dakota and California (for Policy Owners over age 60).

●	Page 13 – We have updated the “Your Right to Return the Policy” section to state that the right to return period is 10 days in all states except for North Dakota and California (for Policy Owners over age 60).

●	Page 26 – We have updated the “Grace Period” section to indicate that the grace period for policies issued in the District of Columbia ends 61 days after we have mailed written notice to the policy owner and any assignee shown in our records.

●	Page 39 – We have updated the “Suicide” section to state that the suicide exclusion period is one year in North Dakota.

At this time, we are not aware of any other material state variations.

We have deleted the state variation language on page 38 relating to the BMA as we have confirmed that the BMA is available in all states.

In Summary: Risks of the Policy (p. 6)

Policy Termination (p. 6)

7.	In the second sentence of the paragraph, please clarify that poor investment performance of a policy holder’s investment options and the deduction of separate account and policy fees and expenses may result in termination of insurance coverage even if all premium and rider charges are timely paid by the policy owner.

Response to Comment No. 7: We have added this clarification to the second sentence of this paragraph on page 6.

In Summary: Fee Tables (pp. 7-9)

8.	In the Transaction Fee table on page 7, please include a line item for premium taxes, if applicable.

Response to Comment No. 8: This product does not have a separate charge for premium taxes. Any premium taxes will be paid out of the Premium Load Charge.

Keith A. Gregory

Senior Counsel

U.S. Securities and Exchange Commission

May 11, 2017

9.	In the table of Periodic Charges (p.7), please revise footnote 1 to indicate that the cost of insurance charge may not be representative of the charge that a typical Policy Owner will pay. Please also insert a footnote to the Base Face Amount Charge line item that contains all of the disclosure required by Instruction 3(b) to Item 3.

Response to Comment No. 9: We have revised footnote 1 to indicate that the cost of insurance charge rates may not be representative of the rates that a typical Policy Owner will pay.

The Base Face Amount Charge rate is the same for each Policy Owner and does not vary based on individual characteristics. We have updated the table to reflect this.

10.	In the Rider Charges table (pp. 8-9), please revise footnote 4 to indicate that the cost of insurance charge may not be representative of the charge that a typical policyholder will pay. Please also insert a footnote to the Supplemental Monthly Term Insurance Rider (Cost of Insurance) and the Supplemental Monthly Term Insurance Rider (Face Amount Charge) line items that contains all of the disclosure required by Instruction 3(b) to Item 3.

Response to Comment No. 10: We have revised footnote 4 to indicate that the cost of insurance charge rates may not be representative of the rates that a typical Policy Owner will pay. Similar to the Base Face Amount Charge rate, the Supplemental Monthly Term Insurance Rider (Face Amount Charge) rate is the same for each Policy Owner and does not vary based on individual characteristics. We have updated the table to reflect this.

Annual Fund Operating Expenses (p. 9)

11.	(a) In the paragraph under the caption, please change the reference to 2016 and update the figures in the table to 2016.

(b) In the footnote to the table, you indicate that Fund expenses were provided to you by the Funds and that you have not independently verified such information. We note that Fund expenses from any affiliated Funds should be available and verifiable by you. Accordingly, please revise the second sentence in the footnote to state that “We have not independently verified such information provided to us by Funds that are not affiliated with us.”

Response to Comments 11(a) and 11(b): We have made these revisions on page 9.

Keith A. Gregory

Senior Counsel

U.S. Securities and Exchange Commission

May 11, 2017

General Overview (pp. 11-12)

Availability (p. 12)

12.	(a) In paragraph one, you state that you “may define a Case as one person.” Please clarify when you would not clarify a Case as one person.

Response to Comment 12(a): We have revised paragraph one in this section on page 12 to clarify our use of the word “Case.”

(b) In paragraph two, you state that the minimum Base Selected Amount is $50,000 per policy. However, on page 14, you indicate that the minimum premium required for a Case is $100,000 of the first year annualized premium. Please clarify the meaning of the phrase “$100,000 of the first year annualized premium,” and reconcile the apparent inconsistency with the $50,000 amount referred to above.

Response to Comment 12(b): To clarify the reference to “$100,000 of the first year annualized premium” on page 14, we have replaced it with “$100,000 of Planned Annual Premium, meaning that the sum of the Planned Annual Premiums for all of the policies issued in a Case must equal at least $100,000 or the policies will not be issued.”

We do not believe the $50,000 minimum Base Selected Face Amount and $100,000 Minimum Case Premium concepts are inconsistent. The $50,000 minimum Base Selected Face Amount applies on a per policy basis and refers to the minimum face amount of each policy. The purpose of this minimum is to avoid issuing policies with small face amounts. The $100,000 Minimum Case Premium applies on a Case basis and refers to the minimum amount of Planned Annual Premium for all of the policies in a Case. If this minimum is not met, the policies will not be issued. We have added language on page 14 to clarify these distinctions.

Underwriting (p. 12)

13.	(a) Please briefly explain the three different underwriting programs offered by the Company and how they affect the operation of the Policy.

Response to Comment 13(a): We have added an explanation of these underwriting programs on page 12 of the prospectus.

(b) If the Company’s use of simplified underwriting or other underwriting methods would cause healthy individuals to pay higher cost of insurance rates than they would pay if the Company used different underwriting methods then please state that the cost of insurance rates are higher for healthy individuals when that method of underwriting is used than under the substantially similar policy. See Instruction 2

Keith A. Gregory

Senior Counsel

U.S. Securities and Exchange Commission

May 11, 2017

to Item 5(a).

Response to Comment 13(b): We have added this disclosure on page 12 of the prospectus.

Policy Owner, Insured, Beneficiary (pp. 12-13)

Policy Owner (p. 12)

14.	In the first paragraph, you state that a change of Policy Owner will take effect as of the date the Written Request is signed. Please clarify whether you mean the date that the Written Request is received in Good Order. Please make conforming changes throughout the registration statement, if accurate (e.g., top paragraph on page 13).

Response to Comment No. 14: We have revised the language to clarify that the change will take effect as of the date the Written Request is received in Good Order. We have made conforming changes throughout the registration statement (pages 13, 14, 27, 29, 30, 31, 44, 45, 46, 47, and 54).

Purchasing a Policy (p. 13)

Replacement of Life Insurance and Annuities (p. 13)

15.	Please describe how the exchange or replacement of a policy or contract will affect the cash value of the policy. See Instruction to Item 6(b). In the last paragraph of this section, please also include disclosure regarding the consequences of any delay in receiving the initial premiums from the issuer of an exchanged policy.

Response to Comment No. 15: We have added the following disclosure at the end of this section on page 14 to address this comment.

“This premium payment may be impacted by increases or decreases in policy values of the existing policy that result from market fluctuations during the period between submission of the exchange request and actual processing. The final Surrender Value of the existing policy may be calculated several days after we receive your exchange request in Good Order. Please consult your current insurer for options to potentially mitigate market exposure during this period. In addition, as we will not issue the new policy until we have received an initial premium from your existing insurance company, the issuance of the policy in an exchange could be delayed.”

Keith A. Gregory

Senior Counsel

U.S. Securities and Exchange Commission

May 11, 2017

Premiums (pp. 14-16)

Premium Payments and Payment Plans (p. 14)

16.	Please include narrative disclosure explaining the reasons why a Policy Owner would choose one premium payment plan instead of another. For example, what is the benefit of choosing the Planned Annual Premium plan as opposed to the Annual Target Premium.

Response to Comment No. 16: We have added disclosure on page 14 describing the four different premium concepts and to clarify that the Planned Annual Premium and Annual Target Premium concepts are not mutually exclusive. The Planned Annual Premium is the premium amount that a Policy Owner elects to be billed on an annual basis. The Annual Target Premium, which is calculated on the date a policy is issued, establishes a threshold for the policy’s premium load charges. If the premiums actually paid by the Policy Owner are higher than the Annual Target Premium, then the premium load charges will be lower than if premiums were paid that were less than the Annual Target Premium. We have added language to clarify this.

Premium Limitations (p. 15)

17.	Please consider including a cross-reference indicating where information on the Cash Value Accumulation Test and the Guideline Premium Test may be found in the prospectus (i.e., page 32).

Response to Comment 17: We have added this cross-reference on page 16.

Net Premiums (p. 16)

18.	In the second paragraph under the caption, please briefly describe your current allocation rules or include a cross-reference to where such information may be found in the prospectus. Please make a conforming change in the second paragraph under the caption “When Net Premium is Allocated.”

Response to Comment 18: We have added a description of the allocation rules in each of these paragraphs on page 16.

When Net Premium is Allocated (p. 16)

19.

In the first paragraph, you indicate that during the Free-Look period you will apply the first Net Premium to the GPA, provided the premium equals or exceeds the minimum net first policy premium. Please explain the result if these conditions are not met with respect to the first Net Premium.

Keith A. Gregory

Senior Counsel

U.S. Securities and Exchange Commission

May 11, 2017

Response to Comment 19: We have added language on page 16 clarifying that if the premium does not equal or exceed the Minimum Net First Policy Premium, the policy will not be issued.

The Guaranteed Principal Account (p. 24)

20.	In the first paragraph, please state that any amounts allocated to the GPA are dependent on the Company’s financial strength and claims paying ability. On page 55, in the section titled “Our Claims Paying Ability”, please revise the text referencing the Company’s financial strength and claims paying ability to include the GPA.

Response to Comment No. 20: We have incorporated these revisions on pages 24 and 56.

21.	Please clarify where a Policy Owner may obtain interest rate information for the GPA, including the loaned portion and the un-loaned portion.

Response to Comment No. 21: We have added language on page 24 clarifying that the Policy Owner may obtain interest rate information for the GPA (for both loaned and un-loaned amounts) by calling our Administrative Office.

Policy Value (pp. 24-26)

Variable Account Value (p. 25)

22.	In the third paragraph under the caption, please specifically explain the meaning of the term “accumulation unit” and include the term in the Index of Special Terms.

Response to Comment No. 22: We have added an explanation of the term “accumulation unit” on page 25 and have included it in the Index of Special Terms.

Death Benefit (pp. 32-39)

Suicide (pp. 38-39)

23.	If true, please state that if the Insured dies by suicide after two years from the Issue Date, without an increase in the Base Selected Face Amount or reinstatement during the prior two year period, then you will pay the full death benefit.

Response to Comment No. 23: This statement is true, and we have added a fourth bullet on page 39 to clarify this point.

Keith A. Gregory

Senior Counsel

U.S. Securities and Exchange Commission

May 11, 2017

Charges and Deductions (pp. 39-44)

Premium Load Sales Charge (p. 39)

24.	Please enhance the discussion of the Premium Load Charge (e.g., explain the extent to which it can be modified and the factors affecting the computation of the amount of the sales load). See Item 5(a) and Instruction 1 thereto.

Response to Comment No. 24: We have enhanced the discussion of the Premium Load Charge on page 39 to explain the extent to which it can be modified and the factors that affect the computation of the charge.

Other Benefits Available Under the Policy (pp. 42-47)

25.	For each rider, please ensure that the disclosure explains whether the rider may be terminated by the Policy Owner. Please also prominently disclose which riders are mutually exclusive (e.g., cannot be owned at the same time). In addition, please clarify which riders must be elected at the time the Policy is issued and which are not available in certain states.

Response to Comment No. 25: We have reviewed and revised the disclosure for each rider to ensure there is an explanation of when the rider may be terminated by the Policy Owner and to clarify which riders must be elected at the time the policy is issued. We can confirm that none of the riders are mutually exclusive. All riders are available in all states (except for New York, where the policy has not yet been approved).

Supplemental Monthly Term Insurance Rider (pp. 42-43)

26.	On page 42, in the fourth paragraph under the caption, please explain in plain English why election of the Term Rider may result in lower annual target premiums and lower premium load charges as compared to a policy with the same Total Selected Face Amount but without the Term Rider.

Response to Comment No. 26: We have revised the language in the fourth paragraph on page 42 to provide an explanation in plain English.

27.	On page 43, please present an example of the calculation of the amount of monthly term insurance for the Term Rider. Please also provide an example of the calculation of the amount of monthly term insurance for the Term Rider Cost of Insurance Charge on the same page.

Response to Comment No. 27: We have included these two examples in Appendix C.

Keith A. Gregory

Senior Counsel

U.S. Securities and Exchange Commission

May 11, 2017

Cash Surrender Value Enhancement Rider

28.	On page 44, in the second paragraph, you indicate that the Enhancement Benefit is not available under the policy for withdrawals or loans. Please explain whether this means that the Enhancement Benefit will terminate if the Policy Owner makes a withdrawal or takes out a loan on the policy.

Response to Comment No. 28: We have updated the language on page 44 to clarify that the Enhancement Benefit does not terminate if the Policy Owner makes a withdrawal or takes out a policy loan. However, the amount available to be taken as a policy loan or withdrawal is not increased by the Enhancement Benefit.

29.	Please state in bold type face that the Enhancement Benefit decreases to zero at the beginning of the ninth Policy Year.

Response to Comment No. 29: We have added this statement in bold type face on page 44.

30.	On page 44, the first sentence of the third paragraph indicates that the duration and minimum guaranteed amounts of the Enhancement Benefit are stated in the policy specification pages. Please disclose these items in the prospectus unless these terms vary depending on individual specific characteristics.

Response to Comment No. 30: The duration and percentage amounts are listed in Appendix B, and we have included a cross-reference to this Appendix on page 44.

31.	Please consider including an example of the calculation of the Enhancement Benefit rider charge.

Response to Comment 31: An example of the calculation of the Enhancement Benefit rider charge is set forth in Appendix B. We have added a cross-reference to this example on page 45.

Overloan Protection Rider (p. 45)

32.	Please provide an example that illustrates the operation of the Overloan Protection Rider, including the Overloan Rider Trigger.

Response to Comment No. 32: We have included an example illustrating the operation of the Overloan Protection Rider, including the Overloan Rider Trigger, in Appendix D. We have added a cross-reference to this example on page 46.

Keith A. Gregory

Senior Counsel

U.S. Securities and Exchange Commission

May 11, 2017

33.	On page 46, please disclose the definition of “total disability” that is currently defined in the rider. Such information should be located in the prospectus. Please also clarify what is meant by the phrase “required examination.”

Response to Comment No. 33: We have included the definition of “total disability” on page 46. We have also clarified the phrase “required examination” on page 47.

Other Information (pp. 52-53)

Compensation in General (53)

34.	In the first sentence of the second paragraph, you reference a contingent deferred sales charge. However, the Transaction Fee table does not include a line item for contingent deferred sales charges. Please address this inconsistency:

Response to Comment No. 34: This product does not have a contingent deferred sales charge. This was an oversight on our part, and we have deleted that sentence.

Deferral of Payments

35.	Please discuss the circumstances under which the Company would delay payment of a surrender or withdrawal for reasons other than those enumerated in the bullets in the second paragraph of the section:

Response to Comment No. 35: We would not delay payment of a surrender or withdrawal for reasons other than those enumerated. We have deleted that sentence.

Obligations of our General Investment Account (p. 56)

36.	In the second paragraph under the caption, please delete “and we have been advised that the SEC staff has not reviewed the disclosures in this prospectus that relate to the GPA or the General Investment Account” that is included in the second sentence:

Response to Comment No. 36: We have deleted the referenced language.

Statement of Additional Information (pp. 1-6)

37.	To the extent applicable, please disclose the information required by Item 17(b), and 19(c).

Keith A. Gregory

Senior Counsel

U.S. Securities and Exchange Commission

May 11, 2017

Response to Comment No. 37: We can confirm that there are no material contracts that need to be disclosed in connection with this filing pursuant to Item 17(b) and 19(c).

Special Purchase Plans-Reduction of Charges (p. 4)

38.	Please clarify the meaning of the seventh bullet:

Response to Comment No. 38: We have confirmed that the factors that we would consider in reducing or eliminating certain charges are limited to the first six bullets. As a result, we have deleted the seventh bullet.

In addition to the changes to the prospectus that I’ve made to respond to the staff’s comments, I’ve made the following additional changes to the prospectus and SAI:

●	We have made some clean-up edits to list of funds on pages 2-3.
●	We have revised the lead in sentence to the “Rider Charges” table on page 8 as follows: “This table describes: (1) charges you will pay at the time you exercise a rider; and (2) any ongoing charges associated with a rider.”
●	We have updated “The Company” paragraph on page 11.
●	We have made some clean up edits to the list of funds and the list of investment fund’s adviser and sub-adviser on pages 19 through 23.
●	We have added additional language to the “Federal Income Tax Considerations” section on page 47.
●	We have deleted language from the “Medicare Hospital Insurance Tax” section on page 52.
●	We have revised language in the “Financial Statements” section on page 56.
●	We have replaced the “Company” section language on page 2 of the Statement of Additional Information.
●	In the first paragraph of the “Performance Data” section on page 5 of the Statement of Additional Information, we clarified the language by replacing the reference to “cost of insurance charges, or rider charges” with “monthly charges assessed against the Account Value of the policy, or other policy charges.”
●	In the “Financial Statements” section on page 6 of the Statement of Additional Information, we added clarifying language to the “Notes to Financial Statement” reference.

Keith A. Gregory

Senior Counsel

U.S. Securities and Exchange Commission

May 11, 2017

I appreciate your continuing attention to this filing. Please call me at (413) 744-6240 or e-mail me at gmurtagh@massmutual.com if you have any questions regarding this letter or if you need additional information to complete your review of this filing.

Sincerely,

/s/ Gary F. Murtagh

Gary F. Murtagh

Vice President and Senior Counsel

Massachusetts Mutual Life Insurance Company